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Cecily

Wine Bar

80 Franklin Street
Brooklyn, NY 11222
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THE PITCH
Cecily is seeking investment to open a neighborhood wine bar offering natural wine and celebrated classics to pair twitch thoughtful seasonal food.
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INVESTOR PERKS

Cecily is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Early Investor Invest $1,000 or more to qualify. 10 of 10 remaining

Receive a commemorative pin and two (2) drinks after our Grand Opening

Cecily Supporter Pack Invest $2,000 or more to qualify. 5 of 5 remaining

Receive a Cecily Supporter Pack
which includes a sweatshirt, notebook, pin, and cap or beanie.

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Cecily is the brainchild of Kristin Ma who lives in Greenpoint and wanted to create a restaurant that reflects the character of the neighborhood. Ma teamed up with Noble, who runs a consulting firm specializing in New York City restaurants and catering businesses. Cecily will function as an all-day kind of place, serving as a cafe during the day, and a restaurant at night. The focus will be on natural wines and seasonal, vegetable-forward dishes.

Cecily is

A neighborhood restaurant with natural wines and celebrated classics, and a concise menu of seasonal snacks & larger plates

Vegetarian, vegan and pescatarian friendly - without alienating our carnivore friends!

A space for private parties and buyouts, with multiple dining areas (including a mezzanine and roof deck) for more flexible event options.

Open during daytime hours with both a wine list, coffee and non-alcoholic beverage program

A welcoming space that takes food, wine and hospitality seriously in an atmosphere without pretension

Family friendly, with a guest profile that skews toward young creatives and members of the hospitality industry

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THE VISION
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Why Greenpoint?

Greenpoint is a hotspot of new development and city investment, but some commercial rent remains affordable - for the time being. New residents and workers in the neighborhood will look to businesses that maintain a sense of place and individuality.

Greenpoint Landing:

A 22-acre development site, transforming a formerly industrial area into a tree-lined, residential haven

11 residential towers and 5,500 residential units

Approximately 1,400 affordable units

First building, One Blue Slip, completed in 2018 and leased fully in year one

Extends public waterfront greenspace and renovates existing

Other Developments:

Over 3,000 units in other developments currently under construction along waterfront, including 40-story Calyer Pl

Over 700 units across three developments slated for completion between Q2 2022 and Q3 2023

Renovation and expansion of the Acme Fish factory includes 545,000 sq ft of retail/office space and public outdoor terrace over 21,000 sq ft.

Proposed development at 40 Quay, with 900 units

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"I was honored to meet the folks who are opening a new restaurant called Cecily (at 80 Franklin Street) in their space and hear about their plans. They are Greenpointers who are committed to hiring from the neighborhood and offering sustainable wages, delicious food, and a quiet atmosphere. I'm really impressed with their community engagement so far— reaching out to the neighbors and inviting them in before the restaurant has even opened. It's businesses like these help to make our neighborhood wonderful."

– Emily Gallagher, @emilyassembly

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Staffing Philosophy

For decades, paying a living wage and providing the benefits of stock ownership (as is typical
for most corporate jobs) has been seen as radical and untested in the hospitality industry. As employees, we have felt the effects of that mindset - and know that we can create a better atmosphere for our team. In many ways, Cecily is defined by our staffing philosophy, and we will leverage those values to attract and retain the strongest candidates, generate goodwill in media coverage, and appeal to the most socially-conscious demographic.

Cross Trained: With a novel tip structure that awards points based on skills mastered
across the traditional back of house/ front of house divide, employees are encouraged to follow their interests and learn all aspects of the business. The Cecily staff will consist largely of members who see a future in the industry, and want to develop a broad set of skills under supportive management.

Small & Local: By using a flat staffing model and a limited menu, closing one day/week for most of the first year, and maintaining active shifts for all managing owners, the staff list will stay short and primarily full-time. Staff will be hired preferentially from the immediate area and Greenpoint in general.

Well Paid: The hospitality industry is in the middle of a historic labor shortage, with increased competition for the most qualified candidates. Besides affecting guest perceptions, high employee turnover can also cost as much as $5,800 per employee, and restaurants have one of the highest employee turnover rates of any industry. Paying well, providing benefits, awarding ownership in the form of profit sharing, and maintaining transparency has both direct and indirect benefits to the bottom line.

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THE TEAM
Tara Noble
Service Director

Tara has over a decade of experience in the food and beverage industry, working in roles ranging from hostess to server, bartender to manager, accountant to consultant. She currently owns her own consulting firm specializing in New York City restaurants and catering businesses, Third Space Hospitality LLC. Tara's clients include Michelin-starred Aska in Williamsburg, West Village favorite King, Fort Greene caterers Table BK, and many others. Tara has also helped multiple clients navigate the mandatory Covid-19 closure in 2020 and reopen successfully. During the pandemic, Tara ran pop-up latke project Luxe Latkes, receiving write-ups in Eater, the Greenpointer, and the Infatuation.

Kristin Ma
Sommelier

Kristin began her wine journey while in graduate school at a large retail wine & spirits store in NYC. What started as a summer gig turned into a lifelong passion for wine and retelling the stories of terroir and winemakers. Most recently she was a sommelier at WS in Hudson Yards where she worked under Master Sommelier Michaël Engelmann. She led guests through an extensive list boasting 2,000+ cuvées that included rare Napa and Bordeaux verticals dating back to the 1970s. She also ran Anfora in the West Village as Beverage Director & General Manager. She curated a wine list focused on natural and orange wines from esoteric places and taught monthly classes on regional wines and food pairings. She has previously worked at Locanda Verde, L'Artusi and LaLou among others. She earned her WSET Diploma in Wine & Spirits with Merit in 2021 and is currently working on her CMS Advanced Sommelier.

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PRESS
Cecily, a New Restaurant from Greenpoint Locals, Will Take Over Former IRL Gallery Space - Greenpointers

An opening is roughly planned for spring/summer 2023.

The Team Behind Don Angie Is Opening a New Italian Restaurant

Plus, a dinner at Ruth's Chris in Midtown ended with $40,000 bail — and more intel

The Most Anticipated Restaurant Openings of 2023 – EatingNYC

This new spot in Greenpoint will serve as a cafe during the day, and a natural wine bar and restaurant at night. The goal of the founders, who all live in Greenpoint, was to create a place that reflects the neighborhood's unique character.

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PITCH DECK
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THE PROCESS HAS BEGUN
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Join us! And don't miss out on our early bird perks!

Early Investor: Invest $1,000 (First 10): Receive a commemorative pin and two (2) drinks after our Grand Opening!

Cecily Supporter Pack: Invest $2,000 (first 5) including a sweatshirt, notebook, pin, and cap or beanie.

VIP Supporter: Invest $10,000: Receive a Cecily Supporter Pack and an invitation (food covered) to our friends and family Grand Opening

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CECILY SUPPORTER PACK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Cooking Equipment $50,000
Furniture and Fixtures $33,250

Startup Wine Inventory $10,000

Mainvest Compensation $6,750

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,783,572 $2,466,000 $2,613,960 $2,757,728 $2,895,614

Cost of Goods Sold $453,749 $621,969 $704,569 $732,751 $754,734

Gross Profit $1,329,823 $1,844,031 $1,909,391 $2,024,977 $2,140,880

EXPENSES

Rent $128,000 $128,600 $134,618 $135,255 $141,580

Salary & Wages $694,749 $928,077 $1,019,629 $1,083,325 $1,141,425

Direct Expenses $86,455 $95,790 $98,664 $101,624 $104,672

Marketing & Advertising $38,140 $29,664 $30,554 $31,471 $32,415

Utlilities $38,071 $53,272 $54,870 $56,516 $58,211

General and Admin $124,319 $149,055 $153,527 $158,133 $162,877

Other Expenses $74,984 $153,269 $161,621 $168,915 $173,285

Operating Profit $145,105 $306,304 $255,908 $289,738 $326,415

This information is provided by Cecily. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Pitch Deck.pdf

10 Year Projection.pdf

2023 Balance Sheet.pdf

2023 Income Statement.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 12th, 2023

Summary of Terms

Legal Business Name Parting Glass Hospitality LLC

Minimum Investment Amount $1,000

Description of Securities

Key Terms:

Structure of Security - Series 2- Class B Preferred Stock of Company

Series 2- Class B Preferred Stock of Company - 124

Series 2- Class B Preferred Stock of Company Available in Offering - 124

Price Per Unit - $1,000

Minimum investment amount - $1,000

Total Offering Amount - $124,000

Minimum Offering Amount - $100,000

Class B Investor Members are entitled to annually receive a pro-rata distribution of any dividends, when and as declared by the Board of Directors. The pool available for dividends to Class B Investor Members is 40% of any net profits of the Company that year. Dividends will only be declared, if at all, when the Board of Directors so chooses.

Financial Condition

Forecasted milestones

Cecily forecasts the following milestones:

Secure lease in Greenpoint, Brooklyn

Achieve $200,000 revenue per month

Achieve 2,400,000 revenue per year.

No operating history

Cecily was established in April, 2022 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cecily to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cecily operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cecily competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cecily's core business or the inability to compete successfully against the with other competitors could negatively affect Cecily's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cecily's management or vote on and/or influence any managerial decisions regarding Cecily. Furthermore, if the founders or other key personnel of Cecily were to leave Cecily or become unable to work, Cecily (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cecily and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cecily is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cecily might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cecily is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cecily

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cecily's financial performance or ability to continue to operate. In the event Cecily ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cecily nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cecily will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cecily is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cecily will carry some insurance, Cecily may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cecily could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cecily's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cecily's management will coincide: you both want Cecily to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cecily to act conservative to make sure they are best equipped to repay the Note obligations, while Cecily might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cecily needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cecily or management), which is responsible for monitoring Cecily's compliance with the law. Cecily will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cecily is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cecily fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cecily, and the revenue of Cecily can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cecily to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Cecily. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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